

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2010

Kevin Darrington
Tops Markets, LLC
P.O. Box 1027
Buffalo, NY 14240-1027

> **Re:** **Tops Holding Corporation**
> **Tops Markets, LLC**
> **Tops PT, LLC**
> **Tops Gift Card Company, LLC**
> **Registration Statement on Form S-4**
> **Filed July 12, 2010**
> **File No. 333-168065**

Dear Mr. Darrington:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary of the Exchange Offer, page 3

Acceptance of Outstanding Notes and Delivery of Exchange Notes, page 6

1. We note the disclosure indicating that you will issue new notes or return any old notes not accepted for exchange "as promptly as practicable" following the expiration date. Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration of the offer. Please revise here, on page 89, and throughout the document, as necessary.

The Exchange Offer, page 87

Expiration Date; Extensions; Amendment; Termination, page 90

2. We note that you may determine in your "sole discretion" whether certain offer events or conditions have occurred. Please revise to include an objective standard for the determination of whether an event or condition has been satisfied.

Part II

Item 22. Undertakings, page II-2

3. Please add the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.

Signatures, page II-4

4. For each filer, please identify under the title and include the signatures for the principal executive officer, principal financial officer, and controller or principal accounting officer. See Instruction 1 to Signatures of Form S-4.

Exhibit 5.1

5. Counsel's assumption in paragraph (e) on page 2 relating to the binding obligations of the Opinion Documents is too broad. We would not object if counsel made this assumption with respect to the Trustee. Please revise.

6. Counsel cannot assume that the registrants are duly organized, etc. or that the indenture and exchange notes are duly authorized, executed, etc., but counsel can rely on other opinions. Please delete assumptions in paragraph (f) beginning on page 2.

7. We note that counsel's opinion is limited to Generally Applicable Law; however, the limitations in this definition are too broad. Please delete the language following the parentheses in the definition.

8. Counsel cannot assume that the indenture will be executed and delivered by the registrants. Please delete this assumption in paragraph 2 on page 3.

9. Please delete the penultimate paragraph or refile an opinion on the day you want the registration statement to go effective.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Michael Benjamin, Esq.
        Shearman & Sterling LLP